Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are referred to the announcement released on 14 August 2017 and are advised that Gert Pretorius, a director of major subsidiaries of MiX Telematics has sold all 400 000 share options, as detailed below.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	15 August 2017
Class of securities:	Ordinary shares
Number of securities	400 000
Price per security:	R4.63
Total value:	R1 852 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

21 August 2017

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